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                                                                       EXHIBIT 1

equally by BNI and SFP, each party shall bear its own expenses, including the fees and expenses of any attorneys, accountants, investment bankers, brokers, finders or other intermediaries or other Persons engaged by it, incurred in connection with the Merger Agreement and the transactions contemplated thereby.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

 Directors and Officers of the Merged Entity

  The Merger Agreement provides that two-thirds of the initial members of the board of directors of the merged company will be designated by BNI, and one-third of the members of the board will be designated by SFP. Further, the parties have agreed that Mr. Gerald Grinstein, Chairman and Chief Executive Officer of BNI, will serve as Chairman of the merged company and Mr. Robert D. Krebs, Chairman, President and Chief Executive Officer of SFP, will serve as President and Chief Executive Officer of the merged company. Other senior officers of the merged entity will be selected by the merged entity's board of directors based upon, among other things, the recommendations of Mr. Grinstein and Mr. Krebs.

 SFP

  Directors and Officers Generally. Officers and directors of SFP owning SFP Common Stock will receive the same consideration in the Merger as other SFP stockholders. In the Merger Agreement, BNI has agreed that it will indemnify and hold harmless each person who is, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, an officer or director of SFP, in respect of acts or omissions occurring prior to the Effective Time (the "Indemnified Parties") (including but not limited to the transactions contemplated by the Merger Agreement) to the extent provided under SFP's certificate of incorporation, bylaws and (A) indemnity agreements between SFP and any of its officers or directors ("Indemnity Agreements") in effect on the date of the Merger Agreement or (B) indemnity agreements that may be entered into by SFP from and after the date of the Merger Agreement and prior to the Effective Time so long as such agreements shall contain terms and provisions substantially similar to Indemnity Agreements in effect as of the date of the Merger Agreement; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law. For six years after the Effective Time, BNI will provide, if available, officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time, including but not limited to the transactions contemplated by the Merger Agreement, covering each such officer or director currently covered by SFP's officers' and directors' liability insurance policy, or who becomes covered by such policy prior to the Effective Time, on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement, provided that, in satisfying such obligation, BNI will not be obligated to pay premiums in excess of 200% of the amount per annum SFP paid in 1993, but provided further that BNI will nevertheless be obligated to provide such coverage as may be obtained for such amount.

  Severance Agreements. SFP has entered into thirty-one severance agreements, including individual executive severance agreements with each of Carol Beerbaum, Russell Hagberg, Thomas Hund, Steven Marlier, Donald McInnes, Jeffrey Moreland, Marsha Morgan, Patrick Ottensmeyer, Denis Springer, Daniel Westerbeck and Catherine Westphal. Such individuals are not eligible for duplicate salary replacement benefits under both the individual agreements and The Atchison, Topeka and Santa Fe Railway Company Severance Program (the "ATSF Severance Program") discussed below. Stockholder approval of the Merger will constitute a "change in control" for purposes of the individual agreements. The agreements generally provide that if the executive's employment is terminated (for any reason other than disability, death or termination by SFP for cause) or if the executive terminates his or her employment as the result of certain specified actions taken by SFP or its successors, after a change in control and prior to the expiration of the agreement, the executive will be entitled to certain severance benefits. The agreements will expire on the latest of (a) 36 months after the change in control, (b) the effective date of ICC approval of the Merger or, if later, the first anniversary of the consummation of the Merger (or if SFP determines that it will not consummate the Merger, the date of that determination), or (c) the date on which the ICC determines that it will not approve the Merger.

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  The maximum severance benefits to which the executives will be entitled under the individual agreements (assuming the conditions described in the preceding paragraph are met) are: (i) payment of full base salary through the date of termination, all amounts otherwise due the executive under the terms of any SFP compensation plan and, at the executive's election, a lump sum payment of amounts deferred (and earnings thereon) under the Santa Fe Pacific Supplemental Retirement and Savings Plan (or any similar plan), (ii) severance payments equal to, as elected by the executive, the sum of (A) 200% of the executive's annual salary or the amount of salary replacement payments the executive would otherwise receive under the ATSF Severance Program, and (B) 200% of the maximum incentive award payable to the executive under the Annual Incentive
Compensation Plan of SFP (or its affiliates) for the year in which the executive's employment terminates, and in either case, if the executive terminates for certain specified reasons, an additional payment necessary to provide such benefits on an after-tax basis, (iii) payment of outstanding performance awards, calculated as though all relevant performance goals have been met, (iv) a cash payment in settlement of all outstanding stock options, which options will be canceled, (v) payment of all legal fees incurred by the executive as a result of his termination, (vi) continuing life, disability, accident and group health insurance benefits for a period of 24 months after termination of employment, and (vii) payment of outplacement services for a period of twelve months following termination.

  Certain limitations apply to the amount of benefits payable under the agreements. In particular, exercisability of options and rights shall not be accelerated and no payment or benefit shall be accelerated under agreements to the extent that such acceleration of exercisability, payment or benefit, when aggregated with other payments or benefits to the affected individual, would result in "excess parachute payments" equal to or greater than three times the "base amount" (as defined in section 280G of the Code). The term "excess parachute payments" for purposes of the agreements means "parachute payments" (as defined in section 280G of the Code) other than (i) health and life insurance benefits, and (ii) payments attributable to any award, benefit or other compensation plan or program based upon the number of full or fractional months of any restricted period relating thereto which has elapsed prior to the date of the change in control. In addition, payments or benefits under the agreements shall be reduced to the extent necessary so that no portion thereof shall be subject to the excise tax imposed by section 4999 of the Code, but only if, by reason of such reduction, the executive's net after-tax benefits (as defined under the SFP Long Term Incentive Stock Plan (the "Incentive Plan")) shall exceed the net after-tax benefit if such reduction were not made.

  SFP Pipelines has entered into an individual executive severance agreement with Mr. Toole. Mr. Toole is not eligible for duplicate salary replacement benefits under both the individual agreement and the Santa Fe Pacific Pipelines, Inc. Severance Program (the "Pipelines Severance Program"). Stockholder approval of the Merger will constitute a "change in control" for purposes of Mr. Toole's agreement. That agreement generally provides for the same benefits as the individual severance agreements previously described. Mr. Toole's agreement, however, will expire 24 months after the change in control. In addition, the maximum severance payments payable to Mr. Toole under his agreement are equal to, as elected by the executive, the sum of (A) two times his annual salary or the amount of salary replacement payments the executive would otherwise receive under the Pipelines Severance Program, (B) the maximum incentive award payable to the executive under the Annual Incentive Compensation Plan of SFP Pipelines for the year in which Mr. Toole's employment terminates and (C) a cash payment attributable to the cash out of Partnership phantom units.

  The Pipelines Severance Program must remain in effect for a period of at least 24 months following a change in control. Stockholder approval of the Merger will constitute a "change in control" for purposes of the Pipelines Severance Program. The executive officers of SFP other than Mr. Toole are not eligible for benefits under the Pipelines Severance Program. Mr. Toole, however, may elect salary replacement benefits under the Pipelines Severance Program in lieu of those provided under his individual severance agreement. The applicable benefits under the Pipelines Severance Program are generally the same as those provided under the ATSF Severance Program.

  If payments under the individual agreements are triggered following a change in control, the estimated amounts (based on current compensation levels and assuming terminations occurring during 1994) payable to SFP's five most highly compensated executive officers (including Mr. Krebs, who does not have an individual severance agreement) are as follows: Mr. Springer, $1,664,188; Mr. McInnes, $1,239,377;

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Mr. Marlier, $914,483; and Mr. Hagberg, $1,517,895. The estimated amounts
(based on current compensation levels) payable to SFP's other executive officers in such circumstances range from $251,977 to $1,177,975, and the aggregate amount that would be paid to all of SFP's executive officers in such circumstances would be approximately $11,463,857. In addition, each SFP executive officer would receive non-cash and non-stock benefits of approximately $42,000. As of October 1, 1994, there are thirteen SFP executive officers. The foregoing information (i) includes certain bonus payments to be made in respect of restricted stock (calculated without giving effect to the limitations relating to section 280G of the Code described above) and (ii) does not include the value of stock options or restricted stock discussed below.

  SFP and its subsidiaries maintain the ATSF Severance Program for all full-time salaried employees, including Mr. Krebs, who are terminated by their respective companies other than for cause as defined in the severance programs. A participant is generally entitled to an amount up to one year's pay based upon a participant's age, length of service and current salary, or in certain circumstances, supplemental payments provided that the aggregate does not exceed two years' pay. The ATSF Severance Program further provides that in the event of a change in control (which is similar to the definition used in the individual agreements), the program will be maintained for a 24-month period. Benefits under the ATSF Severance Program will not be paid if a participant received payments under individual agreements. Upon a covered termination occurring in 1994, Mr. Krebs would be entitled to a cash payment of approximately $760,000 and non-cash benefits with a value of approximately $42,000.

  SFP executives who have individual severance agreements with SFP may elect to receive salary replacement payments under the ATSF Severance Program instead of the severance payments provided by their individual severance agreements. The amounts payable under the ATSF Severance Program are less than the amounts payable under the individual severance agreements. The applicable salary replacement benefits under the ATSF Severance Program generally are based on the executive's benefit under the SFP Retirement Plan (as defined below). Because Mr. Krebs does not have an individual severance agreement, his only source of severance payments would be the ATSF Severance Program.

  If the Santa Fe Pacific Retirement Plan (the "SFP Retirement Plan") is terminated within three years following a "change in control," any assets remaining after satisfaction of all benefit liabilities to participants will be applied (to the extent permitted under applicable law) to the payment of retiree medical and life insurance benefits payable to participants and their beneficiaries. Any assets still remaining would be used to increase the retirement benefits payable to participants and their beneficiaries (to the extent permitted under applicable law). For purposes of the SFP Retirement Plan, stockholder approval of the Merger will not constitute a change in control. A subsequent change in the composition of the Board of Directors as a result of the Merger (as discussed above), however, may constitute a "change in control" for purposes of the plan.

  Stock Options and Other Stock-Based Awards. Stockholder approval of the Merger by the SFP stockholders will constitute a "change in control" accelerating the vesting of or lapse of restrictions, restricted periods and performance periods applicable to most outstanding stock options, restricted stock awards, stock appreciation rights, performance units, performance shares and limited stock appreciation rights under the Incentive Plan and the SFP Incentive Stock Compensation Plan (collectively, the "Stock Plans"). Acceleration of awards under the Stock Plans are subject to the same limitations relating to section 280G of the Code as apply with respect to payments under the severance agreements.

  The following indicates the number of shares of restricted stock awarded to SFP's five most highly compensated executive officers, and the approximate value thereof (determined using a stock price of $13.00 per SFP share trading on a when issued basis as of September 15, 1994) with respect to which vesting will be accelerated upon stockholder approval of the Merger: Mr. Krebs, 36,920 ($479,960), Mr. Springer, 13,841 ($179,933), Mr. Marlier, 10,222 ($132,886),
Mr. McInnes, 10,619 ($138,047), and Mr. Hagberg, 10,829 ($140,777). The
aggregate number of shares awarded to all of SFP's executive officers which will vest upon stockholder approval of the Merger is 137,666 shares, which have an aggregate value of approximately $1,789,658 (determined based on a stock price of $13.00 per SFP share trading on a when issued basis as of September 15, 1994). With respect to executive officers, no other benefits under the stock plans will be accelerated upon stockholder approval of the Merger (other than stock options which are discussed below).

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  Assuming that the Merger is approved by SFP stockholders in the fourth quarter of 1994, the total amount of compensation expense that will be charged to operations in the fourth quarter of 1994 due to accelerated vesting of unearned compensation relating to restricted stock will be approximately $6 million.

  The following indicates the number of options granted to the five most highly compensated executive officers, and the approximate value thereof (assuming a stock price of $22.50 per share as of September 15, 1994), which are unvested as of September 30, 1994 and which would vest upon SFP stockholder approval of the Merger: Mr. Krebs, 332,334 ($1,006,859), Mr. Springer, 50,000 ($268,000),
Mr. Marlier, 60,000 ($214,800), Mr. McInnes, 60,000 ($214,800), and Mr.
Hagberg, 41,063 ($217,319). The aggregate number of options granted to all SFP executive officers which are unvested as of September 30, 1994 is 716,777 and the aggregate value of such options (assuming a stock price of $22.50 per share as of September 15, 1994) is approximately $2,808,544.

  The foregoing information uses a price of $13.00 to value restricted stock and $22.50 to value options. The $13.00 per share stock price used to value restricted stock is intended to reflect the value of SFP Common Stock after the distribution to stockholders on September 30, 1994 in connection with the Gold Spinoff. The $22.50 per share stock price was used to value options because the options following the Gold Spinoff will continue to retain the pre-Gold Spinoff value (due to adjustments to the option price and number of shares subject to the options).

 BNI

  Severance Arrangements. BNI has entered into certain change in control severance agreements (the "Severance Agreements") with approximately seventy employees of BNI and/or its subsidiaries, including all of its executive officers other than Mr. Grinstein. These Severance Agreements provide for certain severance benefits if the individual's employment with BNI is terminated for certain reasons subsequent to a change in control of BNI. A "change in control" takes place if (i) a person acquires 20% voting power of BNI's stock, (ii) during any two-year period individuals who constitute the Board of Directors at the beginning of such period cease to constitute a majority thereof or (iii) BNI's stockholders approve a merger, consolidation or sale of substantially all BNI's assets or a plan of liquidation or dissolution of BNI. If the employment of a person covered by a Severance Agreement is terminated during the period commencing on the date of the BNI stockholders' approval of the Merger and ending on the second anniversary of the Effective Time for reasons other than death or permanent disability, cause or mandatory retirement or is terminated by the employee for Good Reason (as defined below), then the employee shall be entitled to receive the following benefits: payments of base compensation (annual salary rate and maximum bonus target) through the date of termination and all amounts otherwise owed the executive under the terms of any BNI compensation plan, three times the individual's base compensation, an amount equal to the retirement benefits and BNI's Thrift and Profit Sharing Plan employer contributions payable (assuming the individual remained an employee for three more years or until mandatory retirement, both based on base compensation increasing 8% per year), certain insurance benefits for 18 months after termination, waiver of any restricted periods on, and the vesting of, any outstanding awards of restricted stock or stock options, any legal fees incurred in enforcing the Severance Agreement and payment of any Federal excise taxes on certain amounts paid. For purposes of the Severance Agreements, "Good Reason" means the occurrence of any of the following circumstances: (a) the assignment of any duties inconsistent with and inferior to those held immediately prior to the change in control; (b) a reduction in the individual's base compensation; (c) the relocation of BNI's principal executive offices to a location outside the Fort Worth, Texas Metropolitan Area, requiring the individual to be based anywhere other than BNI's principal executive offices or where the individual was located immediately prior to such change in control; (d) the failure by BNI to pay to the individual any portion of the individual's current or deferred compensation or other benefits when due; (e) the failure by BNI to continue in effect any material compensation plan in which the individual participated immediately prior to the change in control or the failure by BNI to continue the individual's participation therein on a basis not materially less favorable, as existed at the time of the change in control of BNI; (f) the failure to continue to provide benefits at a cost substantially similar to the cost of those enjoyed under any of BNI's life insurance, medical, health and accident, or disability plans in which the individual was participating at the

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